Report of Independent Registered Public Accounting Firm


To the Board of Trustees and Shareholders of The Reserve Fund:

In planning and performing our audits of the financial statements of The Reserve Fund (comprised of the Primary Fund, U.S. Government Fund, U.S. Treasury Fund, Strategist Money-Market Fund; and Primary II Fund; collectively, the "Fund") for the year ended May 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, with respect to the Fund, we noted the following matters involving the accounting system and control procedures and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of its financial statements for the year ended May 31, 2005, and this report does not affect our report thereon dated September 26, 2005.

In planning and performing our audit of the financial statements of the Fund as of May 31, 2005, we discovered that the Fund failed to protect its assets by failing to identify and collect amounts due the Fund. In addition, we noted that bank accounts were not reconciled adequately and that procedures were not adequate to ensure compliance with Internal Revenue Code requirements necessary to eliminate tax at the Fund level. Management of the Fund has advised us that these conditions have been corrected subsequent to year end.

This report is intended solely for the information and use of the Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




PricewaterhouseCoopers LLP
New York, NY
September 26, 2005